N E W S R E L E A S E

November 28, 2005	Trading Symbols:
News Release 05-22	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD TO ACHIEVE LONG-TERM OBJECTIVE

THROUGH SILVER PROJECT ACQUISITION IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report purchase agreements with Mexicana del Arco, S.A. de C.V., and Industrial Minera Mexico, S.A. de C.V., (IMSA) to acquire a 100% interest in the Veta Colorada silver project. Under the terms of the agreements, Silver Standard will pay the vendors a total of US$3.5 million, approximately US$0.10 per ounce of silver resources, subject to completion of due diligence to confirm historical data. Veta Colorada is located in the Parral District approximately 130 miles (210 kilometers) south of Chihuahua City in the state of Chihuahua, Mexico.

Mining in the Parral District commenced in the late 1500’s when high-grade silver-gold mineralization was discovered in the Veta Colorada vein system. Veta Colorada is the principal vein structure in the district, oriented north/south and traceable for over six miles (10 kilometers). The footwall vein is a typical banded quartz vein measuring 3.3 feet to 13.1 feet (one to four meters) in thickness. The hanging wall is brecciated up to 100 feet (30 meters) in thickness and is mineralized with lower grade material that was generally left in place.

In the late 1990’s, Mexicana del Arco and IMSA prepared the following historic reserve and resource estimate for Veta Colorada based on all available data:

Zone	Ore (in tonnes)	Silver (in g/tonne)	Contained Silver (in millions of oz.)
Sierra Plata (1)	1,818,449	203	11.9
El Verde (1)	644,570	252	5.2
Remedios Argentina (2)	1,554,033	301	15.0
Total			32.1

(1) Classified as reserves in accordance with Mexican mining standards

(2) Classified as resources in accordance with Mexican mining standards

The historic reserve and resource estimate for Veta Colorada was prepared prior to the adoption of Canada’s National Instrument 43-101. Since the completion of this estimate of reserves and resources, no significant amount of ore has been mined from the property. Under National Instrument 43-101, these reserves and resources would be classified as inferred mineral resources. Silver Standard is carrying out a due diligence review of the property to confirm the data since the historical reserve and resource estimate is relevant to Silver Standard’s acquisition of the property.

On closing of the proposed acquisition, Silver Standard’s measured and indicated silver resources will total 579.0 million ounces and inferred silver resources will total 441.2 million ounces.

Prior to the implementation of Canada’s National Instrument 43-101, Silver Standard’s goal was to amass a total silver resource in excess of one billion ounces in all categories. With the acquisition of Veta Colorada, Silver Standard will surpass that benchmark and achieve a major long-term objective.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the data review and due diligence at Veta Colorada.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.0 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $26.2 million at September 30, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.